energy focus.

32000 Aurora Road Solon, OH 44139 tel 440.715.1300 800.327.7877 fax 440.715.1301

November 15, 2016

Bradley White
1 Woodside Drive
Boonton, NJ 07005

Re: Offer of Employment

Dear Bradley:

It is with great enthusiasm that we extend to you this formal offer of employment for the position of Chief Financial Officer with Energy Focus, Inc., based out of the New York, NY office with a start date of December 12, 2016. In this position you would report directly to James Tu, President and CEO. This offer is contingent upon successful completion of numbered items 9 and 10 below and approval by the Company's Board of Directors.

Our offer for employment includes:

1. **Base salary** – Your starting annualized salary will be $315,000. We pay on a bi-weekly basis, which computes to $12,115.38. All salary payments are paid to the current date and are contingent upon your ongoing active employment status.

2. **Performance Bonus** – You will be eligible to earn an annual bonus with a target payout of 65% of your base salary, based upon the Company's financial performance and your individual performance. Payment of the bonus is contingent upon your continued employment with the Company at the time bonus is paid and approval of the Bonus Plan for the applicable fiscal year by the Board; provided, however, so long as you remain employed by the Company as of the date that 2017 bonuses are paid, your bonus under the Bonus Plan solely for 2017 shall be a guaranteed minimum of $150,000.

3. **Equity Award** – A recommendation will be made to the Board of Directors requesting the grant of Stock Options and RSUs having a total grant date value of approximately $315,000, consisting of 50% of such value in RSUs (with the number of units calculated by dividing $157,500 by the 30-day average closing price of the Company's stock for the period ending on the last trading day prior to the grant date) and a grant of non-qualified stock options for a number of shares equal to the RSU award amount times 1.5.

4. **Benefits** – You are entitled to participate in the standard benefits program, which the company offers to its eligible employees. A brief summary of the programs, which are currently in place, is set forth below. The specific terms of each benefit apply.

   A. **Medical, Dental, Vision benefits** – You and your eligible dependents will be eligible for company medical, dental and vision benefit programs effective with your first day of employment. The company pays full medical, dental and vision premiums for the HSA plan; there is no payroll deduction towards the cost of these premiums. The company also offers a PPO plan where the employee cost is available to be paid through payroll deduction.

   B. **Life Insurance benefits** – You will be eligible for $50,000 of group term life insurance at no cost to you effective with your first day of employment. Additional voluntary life insurance is available for you and your dependents at your own cost.

   C. **STD/LTD benefits** – You will be eligible for both short-term and long-term disability benefits at no cost to you effective with your first day of employment.

   D. **Company 401(k)** – You will be able to participate in the company's 401(k) program on the first of the month following three months of employment.

   E. **Employee Stock Purchase Plan** – You will be eligible to participate in the company's stock purchase plan. This plan allows you to purchase the Company's stock at a 15% discount through payroll deduction. Entrance dates are January 1 and July 1 every year.

energy focus. 32000 Aurora Road Solon, OH 44139 tel 440.715.1300 800.327.7877 fax 440.715.1301

F. **Vacation/Holidays** – In addition to the company's 10 paid holidays, we are pleased to offer you paid time off (PTO) hours that will start accruing on your first day of employment. We offer you three weeks of PTO. You will accrue 120 hours or 15 days of PTO over 12 months. PTO hours accrue every two weeks on your pay date. You will be eligible for a fourth week of PTO at your first employment anniversary date.

5. **Expenses** – Energy Focus will reimburse you for all company approved business travel and entertainment expenses within the guidelines of the company's Travel and Entertainment Expense Policy. All Travel and Entertainment expenses must be submitted via expense report including receipts.

6. **New Hire Documentation**– As part of the hiring process, you will be required to complete certain Federal, State and company documentation.

   A. In compliance with federal law, all persons hired will be required to verify identity and eligibility to work in the United States and to complete the required employment eligibility verification document form upon hire.

7. **Company Handbook/ Confidentiality Agreement** – Due to the large amount of intellectual property and other company propriety factors as well as company rules and standards, we require you to sign several agreements upon joining the company that confirm your commitment to confidentiality, code of conduct and ethical behavior.

8. **At Will Employment** – The employment relationship between you and the Company shall be "at will", terminable by either party at any time for any or no reason.

9. **Pre-Employment Drug Screen** – The offer of employment contained in this letter is contingent upon you successfully completing and passing a pre-employment drug screen. Please be sure to bring with you a valid driver's license when going to your pre-employment drug test. The testing locations and other testing information would be given to you after your acceptance of the employment offer and you will be required to take the test prior to your first day.

10. **Background and Reference Check** – The offer of employment contained in this letter is contingent upon the successful completion of your reference check. The offer of employment in this letter is also contingent upon you successfully completing and passing a background check. Prior to or immediately following your start date a background screening will be completed. A release statement would be provided to you for completion and submission to me in order to facilitate the screen. Finally, we request verification of current compensation from your present employer, you may provide this through your most recent W-2 or in a letter from your current employer stating your compensation.

Bradley, we believe that this is an excellent career opportunity and we look forward to having you join the team at Energy Focus. If you have any questions, please do not hesitate to call me at 440-715-1300.

Best regards,

Gail Thakarar
Chief People Officer
Energy Focus Inc.

Accepted by Bradley White (Sign and Date)

11-17-2016